December 26, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (901) 252-1372

W. David Smith, Jr.
Assistant General Counsel, Assistant Secretary, Chief Compliance Officer
Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125

      Re: Thomas & Betts Corporation
             Definitive 14A
             Filed March 13, 2007
             File No. 001-04682

Dear Mr. Smith:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

                   Sincerely,

                   Perry J. Hindin
                   Special Counsel